Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of February 3, 2020, Mobile Mini, Inc. has Common Stock (as defined below) registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended to date (our “Certificate of Incorporation”) and our Fourth Amended and Restated Bylaws (our “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of Delaware General Corporation Law, for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 95,000,000 shares of common stock, $0.01 par value per share (“Common Stock”), and 20,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Directors are elected by the vote of a majority of the votes cast with respect to the director, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast by the stockholders entitled to vote at the election. All other matters are determined by a majority in voting power of the shares present in person or represented by proxy and entitled to vote on the matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, a majority of the shares of each such class present in person or represented by proxy and entitled to vote on the matter shall decide such matter), provided that a quorum is present, except when a different vote is required by express provision of law, or our Certificate of Incorporation or Bylaws. Our Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors (our “Board”) out of funds legally available for that purpose.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding.

Other Rights and Preferences

The holders of Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Exhibit 4.6

Listing

The Common Stock is traded on the Nasdaq Global Select Market under the trading symbol “MINI.”

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our Certificate of Incorporation and Bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;
•	acquisition of us by means of a proxy contest or otherwise; or
•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Special Meetings. Under our Bylaws, only a majority of the Board or the Chairman of the Board may call special meetings of stockholders.

Advance Notice and Proxy Access. Our Bylaws establish advance notice procedures with respect to stockholder proposals other than those involving the election of directors. Further, our Bylaws contain “proxy access” provisions, which permit an eligible stockholder or a group of up to 20 stockholders owning 3% or more of the Company’s outstanding shares of Common Stock continuously for at least three years to nominate and include in the Company’s proxy materials director nominees constituting up to the greater of (i) two individuals or (ii) 20% of the Board; provided that the nominating stockholder(s) and nominee(s) satisfy the requirements described in our Bylaws. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders, as the proxy access provisions in our Bylaws are the exclusive method for stockholders to nominate directors.

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

No Stockholder Action by Written Consent. Our Bylaws prohibit stockholders from acting by written consent without a meeting.

Exhibit 4.6

No Cumulative Voting. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Amendment of Charter Provisions. The amendment or repeal of certain provisions of our Certificate of Incorporation would require approval by holders of at least 2/3 of each class of stock entitled to vote on the matter, unless the amendment is approved by a majority of Disinterested Directors (as defined in our Certificate of Incorporation).